Exhibit 99.1

MESOBLAST JAPAN STRATEGY HIGHLIGHTED AT AUSTRALIA-JAPAN BUSINESS COUNCIL ANNUAL MEETING

New York, USA, and Melbourne, Australia; October 12, 2016: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) yesterday gave a strategic update on its product commercialization plans in Japan. Mesoblast was the sole life sciences or healthcare company invited to participate in the 54th annual meeting of the Australia-Japan Joint Business Council, held in Melbourne from October 9-11.

Mesoblast Chief Executive Silviu Itescu told more than 400 business leaders from Japan and Australia that the Company's strategy is to leverage results from its global Phase 2 and 3 clinical trials to support regulatory filings for conditional and full product approvals by its commercial partners for the Japanese market.

In February 2016, Mesoblast’s Japan licensee for acute graft versus host disease, JCR Pharmaceuticals Co. Ltd., launched TEMCELL® HS Inj., in Japan. TEMCELL is the first allogeneic cell-based medicine to receive full regulatory approval in Japan. Mesoblast is entitled to receive royalties and other payments at pre-defined thresholds of cumulative net sales.

Mesoblast's most advanced product candidate, MPC-150-IM, with blockbuster potential for the treatment of heart failure, is well positioned to meet criteria for conditional approval under the new Japanese Pharmaceuticals, Medical Devices and Other Therapeutic Products Act for regenerative medicines, and for full approval.

MPC-150-IM is currently in an advanced Phase 3 trial across multiple sites in North America with an interim analysis of the trial's primary endpoint planned for the first quarter of 2017. Results from this trial could support Japanese regulatory filings and product launch, in conjunction with data in a limited number of Japanese patients. Mesoblast is engaged in active discussions with potential commercial partners for the Japanese and global heart failure markets.

It is estimated that the total heart failure patient population in Japan in 2016 is 1.45 million, with the annual direct medical cost for heart disease estimated at ¥800 billion.

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a global leader in developing innovative cell-based medicines. The Company has leveraged its proprietary technology platform, which is based on specialized cells known as mesenchymal lineage adult stem cells, to establish a broad portfolio of late-stage product candidates. Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates target advanced stages of diseases with high, unmet medical needs including cardiovascular diseases, immune-mediated and inflammatory disorders, orthopedic disorders, and oncologic/hematologic conditions.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Forward-Looking Statements

This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum

Corporate Communications

Mesoblast

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

Mesoblast

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176